UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

      BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐	No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE – ISRAEL LTD.

By:	/s/ Elli Levinson Sela
Elli Levinson Sela, Adv.
General Counsel &
Corporate Secretary

Dated: April 26, 2010

Contact:
Blue Square-Israel Ltd.
Elli Levinson-Sela
General Counsel & Corporate Secretary
Telephone: 972-3-9282670
Fax: 972-3-9282498
Email: ellils@bsi.co.il

BLUE SQUARE ANNOUNCES IT RECEIVED NOTICE FROM STANDARD &
POOR'S MAALOT REGARDING THE DEBENTURES RATING REPORT

ROSH HAAYIN, Israel, April 26, 2010 – Blue Square-Israel Ltd. (NYSE: BSI) (hereinafter: "Blue Square") announced that it has received from Standard & Poor's Maalot notice regarding the  placement of its "ilA+" rating on credit watch negative.

A translation of the report  to English is enclosed.
*   *   *

Blue Square is a leading retailer in Israel. A pioneer of modern food retailing in the region, Blue Square currently operates 206 supermarkets under different formats, each offering varying levels of service and pricing.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following:  the effect of the recession in Israel on the sales in our stores and on our profitability; our ability to compete effectively against low-priced supermarkets and other competitors; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation to our store brands due to reports in the media or otherwise; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2008 and under the heading "Risk Factors" in our shelf prospectus filed in Israel, portions of which were submitted to the SEC on Form 6-K on February 18, 2010.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

April 26, 2010
Blue Square Israel
‘ilA+’ Rating Placed On CreditWatch Negative
On Subsidiary’s Participation In Major Development Project

Primary credit analyst: Tamar Stein Tamar_stein@standardandpoors.com
Secondary credit analyst: Osnat Jaeger Osnat_jaeger@standardandpoors.com

Overview

▪	On 18 April, 2010 subsidiary Blue Square Real Estate announced a draft agreement to jointly purchase the rights in the wholesale market development project in downtown Tel Aviv.

▪	We believe this transaction could affect the rating on Blue Square Israel (BSI) mainly due to the expected high investment spread and increased leverage, which could impact on BSI's cover ratio.

▪	The transaction is the subsidiary’s first foray in the residential project sector, which may affect the business risk profile of BSI, which is primarily a food retailer.

▪	We are placing BSI's ‘ilA+’ rating on CreditWatch with negative implications.

▪
During the following weeks, we will continue to examine the agreement details, including funding plans, any progress in obtaining the required shareholder approval, and the implications on the company's rating.

Rating Action

On April 26, 2010, Standard & Poor's Maalot placed its corporate credit ratings of ‘ilA+’ on Blue Square Israel Ltd., which operates mainly in the food retail business, on CreditWatch with negative implications.

Rationale

On 18 April, 2010 BSI's real estate subsidiary, Blue Square Real Estate Ltd. (BSRE) (78.5% owned) announced that its board of directors and audit committee had approved the draft agreement for BSRE to jointly purchase the rights of residential and commercial development project in the wholesale market site in downtown Tel Aviv. Approval of the transaction is conditional on approval from BSRE’s shareholders.
According to the draft agreement as announced by the subsidiary, BSRE's share in the purchase price is likely to be NIS475 million before construction and other costs. This will probably be financed by own sources and additional bank financing.
This is the first venture for BSRE into the residential development sector and hence this could affect BSI's business risk profile.
Placing BSI on CreditWatch with negative implications reflects our opinion that the subsidiary’s transaction could lead to increased financial risk for BSI. If the transaction goes ahead, BSI’s consolidated leverage is likely to increase, pushing up its debt to EBITDA, adjusted, cover ratio to above 4.5x, beyond what we would consider commensurate with its current rating level. (As of September 2009, debt to EBITDA was 4.5x).

CreditWatch

We will examine the effect of the project transaction first on the subsidiary’s business and financial risk profiles, and the further implications for BSI's rating. We will continue to monitor all further development of the proposed transaction, which is subject to approval from several parties.
Placing the rating on CreditWatch with negative implications reflects our opinion that a rating downgrade is likely if the transaction causes a rise in the company’s business risk or if it leads to BSI’s debt to EBITDA, adjusted, cover ratio rising to more than 4.5x.

For more information on the rationale behind the rating, see our ratings report of October 1, 2009 and BSRE’s rating report from April 26, 2010.

Ratings List

	To	From

Blue Square Israel	ilA+/Watch Negative	ilA+/Negative
Series A	ilA+/Watch Negative	ilA+
Series B	ilA+/Watch Negative	ilA+

Standard & Poor's Maalot ratings are based on information received from the Company and from other sources that Standard & Poor's Maalot believes to be reliable. Standard & Poor's Maalot does not audit the information it receives nor does it verify the correctness or completeness of such information.

It is hereby clarified that Standard & Poor's Maalot rating does not reflect risks relating to and/or arising from breaches, through intent or oversight, of any of the obligations included in the bond documents and/or the incorrectness or inaccuracy of any of the representations contained in the documents relating to the bond offering that is the subject of this rating, Standard & Poor's Maalot report or the facts that form the basis for the opinions expressed to Standard & Poor's Maalot as a condition for the giving of the rating, fraudulent or dishonest acts of commission or omission, or any other act that contravenes the law.

The ratings could be revised as a result of changes to the information received or for other reasons.  The rating should not be perceived as expressing any opinion concerning the price of the securities on the primary or secondary market.  The rating should not be perceived as expressing any opinion concerning the advisability of buying, selling or holding any security.

© Standard & Poor's Maalot reserves all rights.  This summary is not to be copied, photographed, distributed or used for any commercial purpose without Standard & Poor's Maalot consent, except to provide a copy of the whole report (with an acknowledgement of its source) to potential investors in the bonds that are the subject of this rating report for the purpose of their reaching a decision concerning the acquisition of the aforesaid bonds.